Exhibit 99.2

ENTHUSIAST GAMING HOLDINGS INC.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Friday, June 30, 2023 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Number of Directors: The number of directors was set at seven (7) for the ensuring year.	FOR	AGAINST
	36,262,449	1,224,395	Carried
	(96.73%)	(3.27%)
2. Election of Directors:	FOR	WITHHELD
John Albright	27,528,720	9,958,123	Carried
	(73.44%)	(26.56%)
Michael Beckerman	27,638,473 (73.73%)	9,848,370 (26.27%)	Carried
Adrian Montgomery	27,045,562	10,441,281	Carried
	(72.15%)	(27.85%)
Scott Michael O’Neil	32,682,445	4,804,398	Carried
	(87.18%)	(12.82%)
Nicolas Brien	33,748,808 (90.03%)	3,738,035 (9.97%)	Carried
David Goldhill	24,644,955 (65.74%)	12,841,888 (34.26%)	Carried
Janny Lee	24,299,631	13,187,212	Carried
	(64.82%)	(35.18%)
	FOR	WITHHELD
3. Appointment of Auditors: Re-appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	53,895,562 (99.12%)	476,547 (0.88%)	Carried
	FOR	WITHHELD
4. Stock Option Plan Resolution: Approval of Stock Option Plan Resolution, as outlined in the Company’s management information circular dated May 30, 2023.	28,105,039 (74.97%)	9,381,805 (25.03%)	Carried
	FOR	WITHHELD
5. Share Unit Plan Resolution: Approval of Share Unit Plan Resolution, as outlined in the Company’s management information circular dated May 30, 2023.	32,706,927 (87.25%)	4,779,916 (12.75%)	Carried

DATED at Toronto, Ontario, this 30th day of June, 2023.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Alex Macdonald
Chief Financial Officer